UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited

(Translation of registrant’s name into English)

Reynolds Group Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Index to Exhibits

Exhibit No.	Description

1	Press Release dated November 12, 2013.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited

(Registrant)

Date: November 12, 2013	By:	/s/ Joseph E. Doyle
		Name:	Joseph E. Doyle
		Title:	Group Legal Counsel